Exhibit 99.1








                                ESCROW AGREEMENT

Westamerica Bank agrees to hold subscription funds for investors on record in the office of Hennessy Advisors, Inc. in an escrow account. All of the proceeds shall be released to Hennessy Advisors, Inc. upon receipt of a letter from Hennessy Advisors, Inc. stating:

        1. Hennessy Advisors, Inc., has received subscriptions for at least 450,000 shares of common stock. (the "Minimum Offering").

If this event has not occurred by the close of business on December 31, 2001 (or such subsequent date not later than 90 days thereafter as Hennessy Advisors, Inc. specified to Westamerica Bank in writing prior thereto) all of the investor funds will be returned by cashiers check payable to the individual investors as reported by Hennessy Advisors, Inc., and delivered to Hennessy Advisors, Inc. for delivery to the subscribers. Any interest earned on the funds will be released to Hennessy Advisors, Inc., net any bank service charges.

Accepted 30th day of July, 2001



By:  /s/                                By:   /s/
   ------------------------------          -------------------------------------
    Westamerica Bank                          Hennessy Advisors, Inc.